Exhibit 99.1

PRESS STATEMENT | NOVEMBER 18, 2008

AEGON has no need for additional core capital; agreement with Dutch State sufficient to maintain strong capital buffer

AEGON, the owner of Transamerica, confirms that it is currently examining the possibility of acquiring a thrift in the United States. This would potentially allow the company to qualify for the US government’s Troubled Asset Relief Program (TARP).

The company has no need for additional core capital beyond the EUR 3 billion secured from the Dutch State. AEGON believes it is prudent, and possibly advantageous, to explore the terms and conditions under which financial support may be available under TARP.

At present, no decision has been taken either with regard to the acquisition of a thrift in the United States or to AEGON’s eventual participation in TARP. At this stage, it is unclear whether AEGON, as an insurance company domiciled in the Netherlands, would be eligible for the program. Ownership of a bank or a thrift institution is a necessary pre-requisite to any participation.

“AEGON has a sufficient capital buffer given our recent actions. The EUR 3 billion of core capital we secured last month from the Dutch State, combined with the measures we are taking ourselves, is more than adequate to ensure that we enter 2009 with a strong capital buffer,” said Jos Streppel, AEGON’s Chief Financial Officer.

“In the current market environment, we want to make sure that we carefully explore all possible financing options. And, as a company with sizable operations in the United States, it makes sense for us to examine the terms and conditions which may be available under the US government’s TARP program.”

In recent months, AEGON has taken measures to strengthen its capital position. These measures include:

•	Steps to reduce risk and release capital from the company’s businesses;

•	Foregoing payment of the final dividend to common shareholders for 2008;

•	Securing EUR 3 billion in additional core capital from the Dutch State, of which EUR 1 billion is repayable, at AEGON’s option, within one year.

As a result of these measures, AEGON has a capital buffer significantly in excess of AA rating requirements.

In the third quarter, AEGON released EUR 729 million in additional capital from its businesses. The company expects to free up another EUR 600 million to EUR 800 million in the fourth quarter.

Media relations +31 (0)70 344 8344 Investor relations +31 (0)70 344 8305	Website www.aegon.com	20081118

About AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ almost 32,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Group Corporate Communications & Investor Relations

Media relations

Phone: + 31 (0)70 – 344 8956

E-mail: gcc-ir@aegon.com

Investor relations

Phone: + 31 (0)70 – 344 8305 or +1 877 548 9668 – toll free USA only

E-mail: ir@aegon.com

Website www.aegon.com

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Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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